For Period Ending 12/31/05
File No. 811-2224

Item 77O. Transactions Effected Pursuant to Rule 10f-3

MML Small Cap Growth Equity Fund (Series 7)

On August 2, 2005, Registrant purchased 800 shares issued by Net 1 UEPS Technologies Inc at a price of $22.00 per share, amounting to a $17,600 aggregate purchase price. Jefferies & Co, an affiliate of Wellington Management Company, LLP, participated in the underwriting syndicate. Morgan Stanley was the broker from whom the Fund purchased shares.

On October 5, 2005, Registrant purchased 4,000 shares issued by Endo Pharmaceuticals Holdings at a price of $26.04 per share, amounting to a $104,160 aggregate purchase price. Jefferies & Co, an affiliate of Wellington Management Company, LLP, participated in the underwriting syndicate. Jefferies & Co. was the broker from whom the Fund purchased shares.

On December 7, 2005, Registrant purchased 300 shares issued by Patni Computer Systems Ltd at a price of $20.34 per share, amounting to a $6,102 aggregate purchase price. Jefferies & Co, an affiliate of Wellington Management Company, LLP, participated in the underwriting syndicate. Goldman Sachs was the broker from whom the Fund purchased shares.

On December 8, 2005, Registrant purchased 1,300 shares issued by Cynosure Inc Common Stock at a price of $15.00 per share, amounting to a $19,500 aggregate purchase price. Jefferies & Co, an affiliate of Wellington Management Company, LLP, participated in the underwriting syndicate. Jefferies & Co. was the broker from whom the Fund purchased shares.